NEWMARKET GOLD INC.
(the “Corporation”)

CERTIFICATE OF OFFICER

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador

RE:	Abridging Time Pursuant to National Instrument 54-101 – Communication With
Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101")

The undersigned, Douglas Forster, the duly appointed President and Chief Executive Officer of the Corporation, hereby certifies for and on behalf of the Corporation and not in his personal capacity and without personal liability, intending that the same may be relied upon by you without further inquiry, that the Corporation is relying on section 2.20 of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.2(1) and 2.5(1) of NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

(a)

the Corporation has arranged to have proxy-related materials for the special meeting of the Corporation to be held on November 25, 2016 sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	the Corporation has arranged to have carried out all the requirements of NI 54- 101 in addition to those described in paragraph (a) above; and

(c)	the Corporation is relying upon section 2.20 of NI 54-101.

DATED as of this 31st day of October, 2016.

By:	{Signed} Douglas Forster
	Name:	Douglas Forster
	Title:	President and Chief Executive Officer